As filed with the Securities and Exchange Commission on January 31, 1994 Registration No. 33-_____


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      FIRST TENNESSEE NATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

         TENNESSEE                                     6021                              62-0803242
(State or other jurisdiction of            (Primary Standard Industrial              (I.R.S. Employer
incorporation or organization)             Classification Code Number)              Identification No.)

                               165 MADISON AVENUE
                            MEMPHIS, TENNESSEE 38103
                                 (901) 523-4444
              (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                             HARRY A. JOHNSON, III
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                      FIRST TENNESSEE NATIONAL CORPORATION
                               165 MADISON AVENUE
                            MEMPHIS, TENNESSEE 38103
                                 (901) 523-5624
            (Name,address, including zip code, and telephone number,
                   including area code, of agent for service
                                With Copies to:

                                LINDA M. CROUCH
            HEISKELL, DONELSON, BEARMAN, ADAMS, WILLIAMS & CALDWELL
                         2000 FIRST TENNESSEE BUILDING
                               165 MADISON AVENUE
                            MEMPHIS, TENNESSEE 38103
                                 (901) 526-2000

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and pursuant to the terms of the Registration Rights Agreement dated as of January 4, 1994.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the follow box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X].


                        CALCULATION OF REGISTRATION FEE

  Title of each         Amount                Proposed maximum      Proposed maximum      Amount
  class of              to be                 offering price        aggregate             of
  securities            registered(1)         per unit(2)           offering price        Registration Fee
  to be registered
  Common Stock and      1,568,310             $37.875                $59,399,741           $20,481
  Associated Rights

(1) Based upon the average high and low prices reported by the NASDAQ/NMS on January 27, 1994 pursuant to Rule 457(c).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                   PROSPECTUS

                      FIRST TENNESSEE NATIONAL CORPORATION

                        1,568,310 SHARES OF COMMON STOCK

         This Prospectus relates to 1,568,310 shares of the common stock, $2.50 par value per share ("Common Stock") and associated rights of First Tennessee National Corporation ("FTNC"). The 1,568,310 shares of Common Stock and associated rights that are offered for resale hereby are collectively referred to as the "Shares." The Shares may be offered by certain shareholders of FTNC (the "Selling Shareholders") from time to time in transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Selling Shareholders" and "Sale of the Shares."

         The Selling Shareholders listed in the table on page 7 acquired the Shares in connection with the acquisition of SNMC Management Corporation ("SNMC") by First Tennessee Bank National Association, the principal banking subsidiary of FTNC, on January 4, 1994, and the Shares are offered hereby pursuant to a Registration Rights Agreement by and among FTNC and the Selling Shareholders dated as of January 4, 1994.

         None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by FTNC. FTNC will bear all expenses (other than selling commissions and fees) in connection with the registration and sale of the Shares being offered by the Selling Shareholders.

         The outstanding shares of Common Stock are included for quotation on the National Association of Securities Dealers Automated Quotations System/National Market System ("NASDAQ/NMS"). The last reported sale price of FTNC Common Stock on the NASDAQ/NMS on ____________, 1994 was $___________ per share.

         THE SHARES OF FTNC COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE HEREIN CONTAINED AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FTNC OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FTNC SINCE THE DATE HEREOF.

                ------------------------------------------------

                THE DATE OF THIS PROSPECTUS IS ___________, 1994

                             AVAILABLE INFORMATION

         FTNC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be obtained, upon payment of prescribed fees, from the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected at the SEC's facilities referred to above and at the SEC's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The FTNC Common Stock is included for quotation on NASDAQ/NMS and such reports, proxy statements and other information concerning FTNC should be available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. This Prospectus is part of a Registration Statement filed and effective under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock and associated rights to be issued. This Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the SEC's principal office in Washington, D.C. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the SEC are hereby incorporated by reference in this Prospectus and made a part hereof: (a) FTNC's Annual Report on Form 10-K for the year ended December 31, 1992, and its Form 8 filed March 23, 1993, and Forms 10-K/A filed on April 28 and June 29, 1993, amending its Annual Report on Form 10-K; (b) FTNC's Current Reports on Form 8-K filed February 18, 1993, August 25, 1993 and October 18, 1993; (c) FTNC's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993; (d) FTNC's proxy statement dated March 12, 1993, exclusive of the Board Compensation Committee Report and the Total Shareholder Return Performance Graph on pages 11-14 thereof; (e) the description of FTNC Common Stock contained in FTNC's registration statement on Form 10, filed April 14, 1970, pursuant to Section 12 of the Exchange Act (and any amendments or reports filed for the purpose of updating the description); and (f) FTNC's registration statement on Form 8-A, filed September 8, 1989, pursuant to which FTNC registered the Shareholder Protection Rights under the Exchange Act.

         All documents filed by FTNC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering registered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         FTNC HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE TREASURER, FIRST TENNESSEE NATIONAL CORPORATION, P.O. BOX 84, MEMPHIS, TENNESSEE 38101, TELEPHONE NUMBER (901) 523-5630.

                                      FTNC

         FTNC is a regional bank holding company incorporated under the laws of Tennessee, which, through First Tennessee Bank National Association, Memphis, Tennessee ("FTB") and its other banking and banking-related subsidiaries, provides a broad range of financial services primarily in the State of Tennessee. FTNC was incorporated in Tennessee in 1968. At September 30, 1993, FTNC had consolidated total assets of approximately $9.5 billion, consolidated total deposits of approximately $6.7 billion and equity capital of approximately $656.5 million. At December 31, 1992, based on information in the American Banker, an industry journal, FTNC ranked 61st among bank holding companies in the United States and first among bank holding companies headquartered in Tennessee in terms of total assets.

         FTNC coordinates the financial resources of the consolidated enterprise and maintains systems of financial, operational and administrative control that allow coordination of selected policies and activities. FTNC operates principally through FTB, which was chartered as a national banking association in 1864. As of September 30, 1993, FTB was the largest commercial bank headquartered in Tennessee both in terms of total assets and deposits. At September 30, 1993, FTB had total assets of approximately $9.3 billion, total deposits of approximately $6.6 billion and equity capital of approximately $611.3 million. FTB conducts a broad range of retail banking and fiduciary services and had 205 banking locations at September 30, 1993. FTB also offers a comprehensive range of financial services, including bond broker/ agency services and nationwide check clearing, to companies throughout the southeastern United States and selected national markets. Bond broker/agency services provided by FTB consist primarily of the sale of bank-eligible securities to other financial institutions. Subsidiaries of FTNC and FTB are engaged primarily in providing mortgage banking, integrated check processing solutions, discount brokerage, equipment finance, venture capital, investment management and credit life insurance.

         The principal executive offices of FTNC are located at 165 Madison Avenue, Memphis, Tennessee 38103, and its telephone number is (901) 523-4444.

         Additional information about FTNC and its subsidiaries is included in documents incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference."

                              RECENT DEVELOPMENTS

         The following is certain financial information for FTNC for the three months and the twelve months ended December 31, 1993 and 1992 and for the period end. This information has been derived from unaudited consolidated statements and reflects all normal recurring adjustments which are, in the opinion of management, necessary for a fair statement of results of operations for the periods presented.

                      First Tennessee National Corporation
                              Financial Highlights
                                  (Unaudited)

                                                   Three Months Ended                Twelve Months Ended
                                            --------------------------------- --------------------------------
                                                       December 31                       December 31
                                            --------------------------------- --------------------------------
                                                  1993            1992(1)           1993           1992(1)
                                            ----------------  --------------- ---------------  ---------------
 Summary Statements of Income (Dollars in
   thousands, except per share data):
 Interest income                                 $151,648         $145,796        $586,467         $599,237
 Less interest expense                             60,617           62,246         239,913          276,303
                                                 --------          -------         -------          -------
    Net interest income                            91,031           83,550         346,554          322,934
 Provision for loan losses                          7,475           10,460          34,540           43,171
                                                 --------          -------         -------          -------
    Net interest income after provision
      for loan losses                              83,556           73,090         312,014          279,763
 Investment banking income                         22,282           16,922          91,525           80,275
 Securities gains (losses)                           (769)            (785)            725           (1,678)
 Service and fee income                            61,654           39,289         178,239          146,412
                                                  -------          -------         -------          -------
    Adjusted gross income after provision
      for loan losses                             166,723          128,516         582,503          504,772
 Noninterest operating expense                    119,369           99,444         398,386          360,476
                                                  -------          -------         -------          -------
 Income before income taxes                        47,354           29,072         184,117          144,296
 Applicable income taxes                           16,726           17,275          63,452           55,131
                                                  -------          -------         -------          -------
    Net income                                   $ 30,628         $ 11,797        $120,665         $ 89,165
                                                  =======          =======         =======          =======
 Per Share Data:
    Net income                                   $   1.06          $   .42        $   4.26          $  3.19
    Dividends declared                                .42              .36            1.50             1.26
    Book value                                      23.97            21.25           23.97            21.25
 Selected Financial Ratios:
    Return on average assets                         1.28%             .55%           1.35%            1.07%
    Return on average equity                        18.33             7.78           18.99            15.44
    Net interest margin                              4.36             4.41            4.35             4.37
    Net charge-offs to average loans                  .55              .87             .57              .81

____________________________
         (1) Includes one-time costs related to the Home Financial Corporation acquisition as follows: provision for loan losses, $1.3 million; noninterest operating expense, $9.4 million; applicable income taxes, $4.9 million.

Period-End Balance Sheet Data (Dollars in thousands):

                                                                                     December 31
                                                                       --------------------------------------
                                                                              1993                 1992
                                                                       -------------------   ----------------
 Loans, net of unearned income(1)                                            $5,987,568         $4,610,018
 Investment securities(2)                                                     2,169,736          3,031,105
 Other earning assets                                                           323,863            474,968
                                                                              ---------          ---------
    Total earning assets                                                      8,481,167          8,116,091
 Cash and due from banks                                                        602,416            496,526
 Other assets                                                                   525,265            313,157
                                                                              ---------          ---------
    Total assets                                                             $9,608,848         $8,925,774
                                                                              =========          =========

 Interest-bearing deposits                                                   $5,258,418         $5,448,923
 Short-term borrowed funds                                                    1,330,048          1,010,283
 Long-term debt                                                                  89,962            126,872
                                                                              ---------          ---------
    Total interest-bearing liabilities                                        6,678,428          6,586,078
 Demand deposits                                                              1,888,333          1,467,839
 Other liabilities                                                              363,102            274,344
 Shareholders' equity                                                           678,985            597,513
                                                                              ---------          ---------
    Total liabilities and shareholders' equity                               $9,608,848         $8,925,774
                                                                              =========          =========

 Period-end shares outstanding                                               28,325,565         28,122,606

_____________________
         (1)     Includes loans held for sale.
         (2)     Includes investment securities held for sale.

         FTNC had earnings of $120.7 million for 1993, compared to $89.2 million reported in 1992, or $104.8 million for 1992 after adjusting for one-time merger costs related to the Home Financial Corporation ("HFC") merger which closed during the fourth quarter of 1992. Net income for 1993 increased 15.2% over 1992 earnings after adjusting for the HFC one-time costs. Fourth quarter net income of $30.6 million increased 11.7% over the fourth quarter of 1992 earnings of $27.4 million, also adjusted for the HFC one-time costs. Earnings per share were $4.26 for the year and $1.06 for the quarter, increases of 13.6% and 8.2%, respectively, over 1992 earnings adjusted for the HFC one-time costs.

         Return on equity was 18.99% in 1993, compared to the 18.14% return of 1992, adjusted for HFC one-time costs. Return on assets was 1.35% for the year, improving upon last year's adjusted level of 1.26%.

         Growth in 1993 net income resulted from 12.0% revenue growth on a fully taxable equivalent basis, lower loan loss provision, and an absence of one-time costs incurred in the fourth quarter of 1992 from the HFC merger. Pretax income, adjusted for the HFC merger, on a fully taxable equivalent basis increased 16.5% over 1992 but higher federal taxes reduced net income growth to 15.2%. The Maryland National Mortgage Corporation ("MNMC") acquisition, which closed in the fourth quarter of 1993, added 7.5% to noninterest income growth, 1.6% to net interest income growth, and 5.5% to noninterest expense growth in 1993. Noninterest income related to MNMC was lowered during the fourth quarter due to the purchase accounting treatment which required FTNC to purchase MNMC loans held for sale at market value and reduced the accounting gain realized on sales to investors.

         Net interest income growth was fueled by increases in earning assets, as the net interest margin held level to last year's average. The net interest margin rose in the fourth quarter of 1993 to 4.36% from 4.23% in the third quarter due to the additional loans from consumer lending and short-term warehouse loans resulting from the MNMC acquisition. Average loan growth accelerated in 1993, with loans rising at an annual rate of 9.6% above the 1992 level. Loan growth was strongest in consumer lending, especially first and second mortgage real estate-related installment loans, as consumer loans rose 24.7% above 1992. Average commercial and construction loans increased 5.0%, showing signs of growth for the first time in six years.

         Noninterest income growth provided 67% of the increase in revenue during 1993, raising the percentage of revenue related to fee income to 43% for 1993 and to 47% in the fourth quarter with the inclusion of MNMC. The bond division reported record revenues in 1993 of $91.5 million, 14.0% above 1992. Strong growth rates were also reported for other sources of fee income: trust income increased by 10.7%, bank card income by 9.3%, deposit services by 8.7%, and other fee income, including mortgage banking, by 45.4%. Security gains for 1993 were $0.7 million compared with losses of $1.7 million for 1992.

         Noninterest operating expense grew 13.5% compared to 1992 levels excluding the one-time expenses related to the HFC merger. Expenses grew due to an increase in bond division and mortgage banking activity in 1993 and the impact of the MNMC acquisition. Excluding these expenses, noninterest operating expense grew 6.3%.

         Asset quality showed improvement as the provision for loan losses dropped by $8.6 million from 1992. Nonperforming loans at December 31, 1993, were $25.4 million, compared with $30.0 million at the end of 1992. Total nonperforming assets increased to $58.1 million at December 31, 1993, 6.3% above the $54.7 million at December 31, 1992. This increase was due to the $14.1 million increase in foreclosed properties related to the MNMC acquisition. Net charge-offs for 1993 were $28.4 million compared to $36.4 million in 1992, while the ratio of net charge-offs to average loans fell from .81% in 1992 to .57% in 1993.

         In January 1994, Hickory Venture Capital Corporation ("Hickory"), a subsidiary of FTB, realized an after-tax gain of approximately $8 million from one of its investments. The acquisition of SNMC Management Corporation ("SNMC"), parent of Sunbelt National Mortgage Corporation ("Sunbelt"), was closed in January and the previously announced one-time after-tax expenses of approximately $3 million were recognized. The Hickory gain will allow a larger proportion of the mortgage servicing rights originated by Sunbelt during the first quarter to be held rather than sold, thereby accelerating the growth of the mortgage servicing portfolio. FTNC will adopt SFAS 112, "Employers' Accounting for Postemployment Benefits," in the first quarter and will recognize the one-time costs associated with these postemployment benefit obligations.

                              SELLING SHAREHOLDERS

         The following table shows the name of each Selling Shareholder and the number of Shares being offered by each. After completion of the offering, assuming all of the Shares being offered are sold, the Selling Shareholders will not own any shares of Common Stock.

                                Common Stock Beneficially Owned
                                -------------------------------
                                                                   Upon          Percentage
                                                                Completion       Owned Upon
                                    Prior to        Offered       of the       Completion of
      Selling Shareholder           Offering        Hereby       Offering         Offering
      -------------------           --------        ------       --------         --------
 Continental Illinois Venture        771,553
    Corporation
 John R. Willis                       62,644
 Avy H. Stein                         64,296
 Daniel G. Helle                       9,185
 Marcus D. Wedner                      9,185
 Harrison I. Steans                   34,239
 Jennifer W. Steans                   83,405
 Robin M. Steans                      83,405
 Heather A. Steans                    83,405
 George P. Bauer                     134,325
 K&E Partners                         11,120
 J-WAR, LTD.                         110,774
 TLT, LTD.                           110,774


         FTNC has agreed to bear all expenses (other than selling commissions and fees) in connection with the registration and sale of the Shares being offered by the Selling Shareholders in over-the-counter market transactions or in negotiated transactions. See "Sale of the Shares." FTNC has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the resale of the Shares from time to time in the over-the-counter market or in negotiated transactions and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the earliest of (i) two years from the date the Registration Statement is declared effective by the Commission, (ii) the completion of five offerings under the Registration Statement, or (iii) the date as of which fewer than 10% of the initial number of Shares are held by the Selling Shareholders. This Prospectus forms a part of such Registration Statement.

                               SALE OF THE SHARES

         The sale of the Shares by the Selling Shareholders may be effected from time to time in transactions in the over-the- counter market, in negotiated transactions or through a combination of such methods of sale, at fixed prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for which such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation).

         The Selling Shareholders and any broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Shares as principals might be deemed to be underwriting discounts and commissions under the Securities Act.

                       DESCRIPTION OF FTNC CAPITAL STOCK

         The following summaries of certain provisions of the Restated Charter, as amended (the "Charter"), and Bylaws, as amended, of FTNC, the Rights Plan (defined below) and the Indenture (defined below) do not purport to be complete, are qualified in their entirety by reference to such instruments, each of which is an exhibit to the Registration Statement of which this Prospectus is a part, and are subject, in all respects, to applicable Tennessee law.

AUTHORIZED CAPITAL STOCK

        The authorized capital stock of FTNC currently consists of 5,000,000 shares of Preferred Stock, without par value ("Preferred Stock"), which may be issued from time to time by resolution of the FTNC Board and 50,000,000 shares of FTNC Common Stock. As of January 6, 1994, there were 30,124,038 shares of FTNC Common Stock and no shares of Preferred Stock outstanding. Also, approximately 3.3 million shares of FTNC Common Stock are reserved for issuance under various employee stock plans and FTNC's dividend reinvestment plan, approximately 1.8 million shares are reserved for issuance in connection with pending acquisitions and, 281,640 shares of Preferred Stock are reserved for issuance under the Rights Plan (as defined herein).

PREFERRED STOCK

         The FTNC Board is authorized, without further action by the shareholders, to provide for the issuance of up to 5,000,000 shares of Preferred Stock, without par value, from time to time in one or more series and, with respect to each such series, has the authority to fix the powers (including voting power), designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof. Currently, no shares of Preferred Stock are outstanding.

FTNC COMMON STOCK

         The FTNC Board is authorized to issue a maximum of 50,000,000 shares of Common Stock, $2.50 par value per share. The holders of the FTNC Common Stock are entitled to receive such dividends as may be declared by the FTNC Board from funds legally available therefor. The holders of the outstanding shares of FTNC Common Stock are entitled to one vote for each such share on all matters presented to shareholders and are not entitled to cumulate votes for the election of directors. Upon any dissolution, liquidation or winding up of FTNC resulting in a distribution of assets to the shareholders, the holders of FTNC Common Stock are entitled to receive such assets ratably according to their respective holdings after payment of all liabilities and obligations and satisfaction of the liquidation preferences of any shares of Preferred Stock at the time outstanding. The shares of FTNC Common Stock have no preemptive, redemption, subscription or conversion rights. The shares of FTNC Common Stock will be, when issued in accordance with the Merger Agreement, fully paid and nonassessable. Under FTNC's Charter, the FTNC Board is authorized to issue authorized shares of FTNC Common Stock without further action by FTNC's shareholders. However, the FTNC Common Stock is traded in the over-the-counter market and is quoted on the NASDAQ/NMS, which requires shareholder approval of the issuance of additional shares of FTNC Common Stock in certain situations. The Transfer Agent for the Common Stock is The First National Bank of Boston.

         The FTNC Board is divided into three classes, which results in approximately 1/3 of the directors being elected each year. In addition, the Charter and the Bylaws, among other things, generally give to the FTNC Board the authority to fix the number of directors on the FTNC Board and to remove directors from and fill vacancies on the FTNC Board, other than removal for cause and the filling of vacancies created thereby which are reserved to shareholders exercising at least a majority of the voting power of all outstanding voting stock of FTNC. To change these provisions of the Bylaws, other than by action of the FTNC Board, and to amend these provisions of the Charter or to adopt any provision of the Charter inconsistent with such Bylaw provisions, would require approval by the holders of at least 80% of the voting power of all outstanding voting stock. Such classification of the FTNC Board and such other provisions of the Charter and the Bylaws may have a significant effect on the ability of the shareholders of FTNC to change the composition of an incumbent FTNC Board or to benefit from certain transactions which are opposed by the FTNC Board.

SHAREHOLDER PROTECTION RIGHTS PLAN

         Each share of FTNC Common Stock has, and each share of the FTNC Common Stock issued in the Merger will have, attached to it one right (a "Right") issued pursuant to a Shareholder Protection Rights Agreement dated as of September 7, 1989 (the "Rights Plan"). Each Right entitles its holder to purchase 1/100th of a share of Participating Preferred Stock, without par value, for $76.67 (the "Exercise Price"), subject to adjustment, upon the business day following the earlier of (i) the 10th day after commencement of a tender or exchange offer which, if consummated, would result in a person's becoming the beneficial owner of 10% or more of the outstanding shares of FTNC Common Stock (an "Acquiring Person") and (ii) the first date (the "Flip-in Date") of public announcement that a person has become an Acquiring Person.

         The Rights will expire on the earliest of (i) the Exchange Time (defined below), (ii) September 18, 1999 and (iii) the date on which the Rights are redeemed as described below. The FTNC Board may, at its option, at any time prior to the Flip-in Date, redeem all the Rights at a price of $.01 per Right.

         If a Flip-in Date occurs, each Right (other than Rights beneficially owned by the Acquiring Person or its affiliates, associates or transferees, which Rights will become void), to the extent permitted by applicable law, will constitute the right to purchase shares of FTNC Common Stock or Participating Preferred Stock having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. In addition, the FTNC Board may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of FTNC Common Stock, elect to exchange the Rights (other than Rights beneficially owned by the Acquiring Person) for shares of FTNC Common Stock at an exchange ratio of one share of FTNC Common Stock per Right (the "Exchange Time").

         FTNC may not agree to be acquired by an Acquiring Person without providing that each Right, upon such acquisition, will constitute the right to purchase common stock of the Acquiring Person having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price.

         The Rights will not prevent a takeover of FTNC. The Rights, however, may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that acquires 10% or more of the outstanding FTNC Common Stock unless the Rights are first redeemed by the FTNC Board.

SUBORDINATED CAPITAL NOTES DUE 1999

         On June 10, 1987, FTNC issued $75,000,000 principal amount of 10 3/8% Subordinated Capital Notes Due 1999 (the "Capital Notes"). The Capital Notes currently constitute Tier 2 capital under the Federal Reserve Board's risk-based capital guidelines. Pursuant to the Indenture, dated as of June 1, 1987 (the "Indenture"), between FTNC and Security Pacific National Trust Company (New York), Trustee, at maturity the Capital Notes are required to be exchanged for Common Stock, Preferred Stock or certain other eligible capital securities to be issued by FTNC ("Capital Securities") having a market value equal to the principal amount of the Capital Notes, except to the extent that FTNC, at its option, shall elect to pay in cash such principal amount from amounts representing proceeds of other issuances of Capital Securities designated for such use.

                                USE OF PROCEEDS

         None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by FTNC.

                                 LEGAL MATTERS

         A legal opinion to the effect that the Shares and associated Rights offered hereby, when sold, will be validly issued, fully paid and nonassessable, has been rendered by Clyde A. Billings, Jr., Vice President and Counsel, FTNC. Mr. Billings beneficially owns approximately 9,200 shares of FTNC Common Stock.

                                    EXPERTS

         The consolidated financial statements of FTNC and its subsidiaries incorporated by reference in FTNC's Annual Report on Form 10-K for the year ended December 31, 1992 have been audited by Arthur Andersen & Co., independent public accountants, as set forth in their report thereon dated January 19, 1993, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

         With respect to the 1991 and 1990 financial statements of Home Financial Corporation, a company acquired by FTNC during 1992 in a transaction accounted for as a pooling of interests, Arthur Andersen & Co. relied upon the report of Baylor and Backus, independent accountants, whose report dated February 21, 1992, except with respect to the information discussed in Note 27, as to which the date is October 21, 1992, was incorporated by reference in FTNC's Form 10-K for 1992 and is incorporated herein by reference.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

                 Registration fee to the SEC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $20,549
                 Printing expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2,000
                 Accounting fees and expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5,000
                 Legal fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5,000
                 Miscellaneous expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     451
                                                                                                           ------
                 Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $33,000
                                                                                                           ======

         All fees and expenses are estimates except for the registration fee to the SEC.

Item 15.  Indemnification of Directors and Officers

         Tennessee Code Annotated Sections 48-18-501 through 48-18-509 authorize a corporation to provide for the indemnification of officers, directors, employees and agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. FTNC has adopted the provisions of the Tennessee statute pursuant to Article XXVIII of its Bylaws. Also, FTNC has a "Directors' and Officers' Liability Insurance Policy" which provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

         Tennessee Code Annotated, Section 48-12-102, permits the inclusion in the charter of a Tennessee corporation of a provision, with certain exceptions, eliminating the personal monetary liability of directors to the corporation or its shareholders for breach of the duty of care. FTNC has adopted the provisions of the statute in Article 13 of its charter.

         The shareholders of FTNC have approved an amendment to Article XXVIII of the Bylaws pursuant to which FTNC is required to indemnify each director and any officers designated by the FTNC Board, and advance expenses, to the maximum extent not prohibited by law. In accordance with the foregoing, the FTNC Board is authorized to enter into individual indemnity agreements with the directors and such officers. Such indemnity agreements have been approved for all of the directors and certain officers.

Item 16.  Exhibits

  Exhibits
   Number                                                    Description
   ------                                                    -----------
    4(a)         Form of Common Stock Certificate, incorporated by reference to Exhibit 3(B) to FTNC's registration statement on
                 Form S-4 (No. 33-51223), filed November 30, 1993

    4(b)         Shareholder Protection Rights Agreement, dated as of September 7, 1989, between FTNC and FTB as Rights Agent, incorporated by reference to FTNC's Registration Statement on Form 8-A, filed September 8, 1989

    4(c)         Indenture, dated as of June 1, 1987, between FTNC and Security Pacific National Trust Company (New York), Trustee
                 incorporated by reference to FTNC's Annual Report on Form 10-K for the fiscal year ended December 31, 1991

    4(d)         FTNC and certain of its consolidated subsidiaries have outstanding certain long-term debt.  See Note 13 on Page 34 of FTNC's 1992 Annual Report to Shareholders.  None of such debt exceeds 10% of the total assets of FTNC and its consolidated subsidiaries.  Thus, copies of constituent instruments defining the rights of holders of such debt are not required to be included as exhibits.  FTNC agrees to furnish copies of such instruments to the SEC upon request.

     5           Opinion Regarding Legality

     23(a)       Consent of Arthur Andersen & Co.

     23(b)       Consent of Baylor and Backus

     23(c)       Consent of Ernst & Young

     23(d)       Consent of Clyde A. Billings, Jr. included in Exhibit 5

     24          Powers of Attorney

     28          Registration Rights Agreement dated as of January 4, 1994 by and among First Tennessee National Corporation and the
                 Selling Shareholders

Item 17.  Undertakings

         (a)  The undersigned Registrant hereby undertakes:

         (1) to file, during any period in which offers or sales of the securities are being made, a post-effective amendment to this Registration
Statement:

         (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) to reflect any facts or events arising after the effective date (or most recent post-effective amendment) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

         (iii) to include any material information with respect to the plan of distribution not previously disclosed or any material change to such information set forth in the Registration Statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, and the information required [or] to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant for expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on January 28, 1994.


                                FIRST TENNESSEE NATIONAL CORPORATION

                                By: /s/ James F. Keen
                                   -----------------------------------------
                                    James F. Keen, Senior Vice President and
                                         Controller


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     SIGNATURE                              TITLE                                               DATE
     ---------                              -----                                               ----
            *                               Chairman of the Board and                    January 28, 1994
- ----------------------------------            Chief Executive Officer (principal
Ronald Terry                                  executive officer)


            *                               Executive Vice President and                 January 28, 1994
- ----------------------------------            Chief Financial Officer (principal
Susan Schmidt Bies                            financial officer)


            *                               Senior Vice President and                    January 28, 1994
- ----------------------------------            Controller (principal
James F. Keen                                 accounting officer)


                                            Director                                     January __, 1994
- ----------------------------------
Jack A. Belz

            *                               Director                                     January 28, 1994
- ----------------------------------
Robert C. Blattberg

            *                               Director                                     January 28, 1994
- ----------------------------------
John Hull Dobbs

            *                               Director                                     January 28, 1994
- ----------------------------------
Ralph Horn

            *                               Director                                     January 28, 1994
- ----------------------------------
J. R. Hyde, III

            *                               Director                                     January 28, 1994
- ----------------------------------
Joseph Orgill, III

                                            Director                                     January __, 1994
- ----------------------------------
Cameron E. Perry

            *                                     Director                            January 28, 1994
- ----------------------------------
Richard E. Ray

            *                                     Director                            January 28, 1994
- ----------------------------------
Vicki G. Roman

            *                                     Director                            January 28, 1994
- ----------------------------------
Michael D. Rose

                                                  Director                            January __, 1994
- ----------------------------------
William B. Sansom

                                                  Director                            January __, 1994
- ----------------------------------
Gordon P. Street

             *                                    Director                            January 28, 1994
- ----------------------------------
Ronald Terry

             *                                    Director                            January 28, 1994
- ----------------------------------
Norfleet R. Turner


By:   /s/ /Clyde A. Billings, Jr.                                                     January 28, 1994
     ----------------------------
     Clyde A. Billings, Jr.
     *As Attorney-in-Fact


          (The Power of Attorney is included herein as Exhibit 24.)